16001954

SEC
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Section
COMMISSION
FEB 29 2016
549
Washington DC
409

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SEC FILE NUMBER
8-66875

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Bel Air Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 3200
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Eagle (310) 229-1539
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street	Los Angeles,	California	90013
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jane Eagle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bel Air Securities LLC (the "Company") for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

Bel Air Securities LLC
Table of Contents

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 6 to Financial Statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 6 to Financial Statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
(x)	(m)	A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate Document)
(x)	(n)	The Broker-Dealers Compliance with Exemption Provisions of Section K of SEC Rule 15c3-3 (the "Exemption Report) (Bound separately)

Bel Air Securities LLC
(SEC I.D. No. 8-66875)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** document.

Deloitte.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bel Air Securities LLC
1999 Avenue of the Stars, Suite 3200
Los Angeles, California 90067

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bel Air Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2016

Bel Air Securities LLC's Exemption Report

Bel Air Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) *(2)(ii)* (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal period from January 1, 2015 through December 31, 2015, without exception.

Bel Air Securities LLC

By:
Title: Chief Financial Officer

February 26, 2016

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bel Air Securities LLC

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bel Air Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules G, H, and I listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2016

BEL AIR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
CASH AND CASH EQUIVALENTS	$1,272,050
DEPOSITS WITH CLEARING BROKERS	413,032
RECEIVABLES	
Receivables from Clearing Brokers	178,042
Receivable from Bel Air Investment Advisors LLC (Note 5)	85,983
Total Receivables	264,025
PREPAIDS AND OTHER ASSETS	102,009
TOTAL	$2,051,116
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 3,436
Deferred Income (Note 4)	1,600,000
Total Liabilities	1,603,436
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBER'S EQUITY	447,680
TOTAL	$2,051,116

See notes to financial statements.

BEL AIR SECURITIES LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions and fees	$2,055,001
Asset-based fees	41,861
Interest-sharing agreements	1,124,734
Total revenues	3,221,596
EXPENSES	
General and administrative	2,570,711
Commissions and clearance	532,056
Fees and assessments	127,656
Other expenses	37,832
Total expenses	3,268,255
NET LOSS	$ (46,659)

See notes to financial statements.

BEL AIR SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Ownership Shares	Retained Earnings	Total Member's Equity
BALANCE — January 1, 2015	$ 345,926	$ 1,148,413	$ 1,494,339
Distributions to member		(1,000,000)	(1,000,000)
Net loss		(46,659)	(46,659)
BALANCE — December 31, 2015	$ 345,926	$ 101,754	$ 447,680

See notes to financial statements.

BEL AIR SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (46,659)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in deposits with clearing brokers	(250,000)
Increase in receivables from clearing brokers	(42,353)
Decrease in prepaids and other assets	3,091
Increase in receivable from Bel Air Investment Advisors LLC	(232,165)
Decrease in accounts payable and accrued liabilities	(24,952)
Increase in deferred income	1,600,000
Decrease in due to Fiera Capital Corporation	(127,388)
Net cash provided by operating activities	879,574
CASH FLOWS FROM INVESTING ACTIVITIES	
Capitalized system development costs	(100,000)
Net cash used in investing activities	(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(1,000,000)
Net cash used in financing activities	(1,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(220,426)
CASH AND CASH EQUIVALENTS — Beginning of year	1,492,476
CASH AND CASH EQUIVALENTS — End of year	$ 1,272,050

See notes to financial statements.

1. NATURE OF OPERATIONS

Bel Air Securities LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"), various state regulatory agencies and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business consists of the execution of securities transactions on a fully disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC ("BAIA"). The Company is an indirectly owned subsidiary of Fiera Capital Corporation ("Fiera").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts. The carrying value of cash and cash equivalents, approximates fair value because of the short-term nature of these instruments. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

Deposits with Clearing Brokers—The Company maintains cash deposits at its clearing brokers that perform clearing and custodial functions for the Company.

Receivables from Clearing Brokers—The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from clearing brokers relates to these transactions, including the amount of commissions receivable from trades unsettled at year end.

Deferred Income–As discussed in Note 4, the Company has deferred revenue related to a clearing agreement and recognizes this revenue on a straight-line basis over the term of the agreement

Fair Value of Financial Instruments—The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Revenue Recognition—Commissions and related clearing expenses are recorded on trade-date basis as securities transactions occur. Through agreement with its clearing brokers, the Company participates in the interest earned on certain debit and credit balances of customers introduced to the clearing brokers.

The Company receives 12b-1 fees from mutual funds on customer balances. Revenue from interest sharing agreements relates to amounts earned in accordance with this agreement.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards ('ASU') No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ('ASU No. 2014-09'). The update outlines a comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the model requires that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In adopting ASU No. 2014-09, the Company may use either a full retrospective or a modified retrospective approach. The update is effective for nonpublic business entities for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this update on its financial statements.

Income Taxes—As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The member(s) are responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its member(s). Although the Company is not subject to income taxes, it is liable for various state fees.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2015, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitation are 2012, 2013 and 2014 for federal tax purposes and 2011, 2012, 2013 and 2014 for California state tax purposes.

3. DEPOSITS WITH CLEARING BROKERS

In December 2015, the Company terminated its agreement with its clearing broker, JPMorgan Clearing Corp ('JPM'), and entered into a new clearing agreement with Pershing LLC ('Pershing'). The agreements with both clearing brokers provide that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2015, the Company was required to maintain a minimum deposit of $150,000 with JPM and $250,000 with Pershing. The agreements provide that any amounts on deposit will be returned to the Company within 30 days after the agreements are cancelled and all balances held in custody on behalf of the Company are withdrawn. In addition, the deposits do not represent any ownership interest in the clearing brokers. As such, the deposits are appropriately included as an allowable asset at December 31, 2015, for purposes of the Company's net capital computation.

4. DEFERRED REVENUE

Effective December 2015, the Company entered into a clearing agreement with Pershing, which includes a termination fee of $3,500,000 in years 1 and 2, $3,000,000 in year 3, $2,500,000 in year 4, $2,000,000 in year 5, $1,500,000 in year 6, $1,000,000 in year 7 and $500,000 in year 8. As part of this agreement, the Company received $1,600,000 from Pershing in December 2015 to cover costs incurred by the Company in connection with the conversion of customer balances to Pershing. The Company has deferred this amount and is amortizing it on a straight-line basis over the 8 years of the contract termination fee, beginning in the first full month of the contract.

5. SIGNIFICANT CUSTOMERS AND RELATED-PARTY TRANSACTIONS

Substantially all of the Company's revenue and associated balances are related to transactions with clients of BAIA, which has common ownership with the Company. Commissions and clearance, interest-sharing adjustments, and other fees and expenses are incurred processing such transactions and servicing such accounts. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense-sharing agreement. The Company was charged $1,772,566 in 2015 for services covered by the expense-sharing agreement. Additionally, the Company was charged $730,041 for expenses related to the conversion to Pershing. In December 2015, the Company paid estimated expenses to BAIA, resulting in a receivable from BAIA of $85,983 at December 31, 2015.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2015, the Company's net capital, as defined, was $259,688 as compared to a minimum requirement of $106,896, and its ratio of aggregate indebtedness to net capital was 6.17 to 1.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not

otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

8. COMMITMENTS AND CONTINGENCIES

The Company was named in a claim filed with FINRA by a former employee of BAIA, who was also a registered representative of the Company. At this time, management is of the opinion that the ultimate liability, if any, from this and any other potential actions will not have a material effect on its financial condition or results of operations.

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through February26, 2016, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

TOTAL MEMBER'S EQUITY	$ 447,680
Less: Non-allowable assets	(187,992)
NET CAPITAL	259,688
MINIMUM NET CAPITAL REQUIRED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	106,896
EXCESS NET CAPITAL	$ 152,792
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.17 to 1
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	$ 3,436
Deferred income	1,600,000
	$1,603,436

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA, as amended on February 26, 2016.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

BEL AIR SECURITIES LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of VENTURA s.s.

Subscribed and sworn to (or affirmed) before me on this 27th day of FEB (Month), 2016, by — JANE FRANCES EAGLE — (Name of Signer (1)) and — (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature] 2/27/16
Signature of Notary Public

BHALINDER SINGH SIDHU
Commission # 2099214
Notary Public - California
Ventura County
My Comm. Expires Mar 6, 2019

For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

ANNUL AUDITED Report (BEL AIR Security)

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☑ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________________

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